February 4, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Attention: Ms. Christina DiAngelo Fettig

Re:	Causeway Capital Management Trust (File No. 811-10467)

Ms. DiAngelo Fettig:

This letter responds to comments given by you to Michael Lawson, in his capacity as Treasurer of Causeway Capital Management Trust (the “Trust”), in a telephone conversation on January 14, 2014. The comments provided relate to the Trust’s September 30, 2013 annual report filed on Form N-CSR (the “Report”).

In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Report; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust’s responses.

SEC Comment 1

Causeway Emerging Markets Fund uses the MSCI Emerging Markets Index (Gross) as its primary benchmark. In the next annual report, consider including an explanation of gross vs. net.

Trust Response to Comment 1

The Trust agrees. Causeway Emerging Market Fund’s prospectus dated January 2014 includes disclosure that the MSCI Emerging Markets Index (Gross) is gross of withholding taxes. The Trust will also include such disclosure in Causeway Emerging Markets Fund’s annual report as of September 30, 2014.

SEC Comment 2

In the Notes to Financial Statements, all funds should disclose the amounts of transfers between Level 1 and Level 2 of the fair value hierarchy.

Trust Response to Comment 2

The Trust agrees, and beginning with the semi-annual report as of March 31, 2014, each of the Funds will include disclosure stating whether or not there were transfers between Level 1 and Level 2 of the fair value hierarchy. The Trust does not intend to quantify transfers between Level 1 and Level 2 of the fair value hierarchy in connection with the automated fair value of foreign equity securities due to significant events exceeding defined percentages occurring after foreign market closures. As the need for a transfer is assessed independently each business day, any transfers that occur do not reflect changes in the Funds’ valuation practices for those securities.

SEC Comment 3

In the Notes to Financial Statements, consider disclosing whether or not the expense waivers/reimbursements by the Adviser are subject to recapture.

Trust Response to Comment 3

The Trust agrees, and beginning with the January 2014 statement of additional information and the semi-annual report as of March 31, 2014, the Trust will include disclosure stating that expense waivers/reimbursements by the Adviser are not subject to recapture.

SEC Comment 4

In the Notes to Financial Statements for Causeway International Opportunities Fund, consider referring the reader to the underlying financial statements of Causeway Emerging Markets Fund and Causeway International Value Fund for additional information on the fair value hierarchy of investments held by Causeway Emerging Markets Fund and Causeway International Value Fund.

Trust Response to Comment 4

The Trust agrees, and beginning with the semi-annual report as of March 31, 2014, the suggested disclosure will be added to Causeway International Opportunities Fund’s Notes to Financial Statements.

SEC Comment 5

In the Disclosure of Fund Expenses for Causeway International Opportunities Fund, consider stating that the expenses presented do not include the indirect expenses of the underlying funds.

Trust Response to Comment 5

The Trust agrees, and beginning with the semi-annual report as of March 31, 2014, the suggested disclosure will be added to Causeway International Opportunities Fund’s Disclosure of Fund Expenses.

SEC Comment 6

In the Schedule of Investments for Causeway Global Absolute Return Fund, the Fund should provide transparency on the total return swaps and disclose the securities held through the custom baskets of each swap.

Trust Response to Comment 6

The Trust agrees, and beginning with the semi-annual report as of March 31, 2014, Causeway Global Absolute Return Fund will disclose in the Schedule of Investments the securities exposures underlying each total return swap agreement held by the Fund.

SEC Comment 7

What is the Trust’s policy for determining required collateral for total return swaps? Is the calculation based on notional value or mark-to-market of the total return swaps?

Trust Response to Comment 7

Collateral is determined and required by the swap counterparty. The collateral amount is calculated as a percentage of the notional value of securities exposures underlying the total return swap agreements held by the Fund. With respect to “cover” and “segregation,” the Fund covers its obligations under swap agreements by segregating or “earmarking” unencumbered liquid assets equal in value to the amount of the Fund’s net obligations (on a mark-to-market basis) under swap agreements owed to a swap counterparty, as disclosed in the Fund’s SAI.

SEC Comment 8

In the prospectus fee table for Causeway Global Absolute Return Fund, the Fund should include disclosure with respect to the embedded costs of the total return swaps.

Trust Response to Comment 8

The Trust has considered the requirement under Form N-1A, Item 3, Instruction 3(c)(i), which provides that: “‘Other Expenses’ include all expenses not otherwise disclosed in the table that are deducted from the Fund’s assets or charged to all shareholder accounts. The amount of expenses deducted from the Fund’s assets are the amounts shown as expenses in the Fund’s statement of operations (including increases resulting from complying with paragraph 2(g) of rule 6-07 of Regulation S-X [17 CFR 210.6-07]).”

The expenses to be included in the statement of operations are governed by U.S. generally accepted accounting principles (“GAAP”). Financial Accounting Standards Board (“FASB”) Topic 815, Accounting for Derivative Instruments and Hedging Activities, under GAAP, requires swap fees and expenses to be recorded as part of realized and unrealized capital gains/losses, and therefore such swap gains/losses are not to be listed as income or expenses on the statement of operations. Accordingly, the Trust does not believe that this SEC comment intends that the Fund include swap expenses such as financing charges and other costs in the prospectus fee table.

The Trust also considered the example fee table disclosure of Insignia Macro Fund provided by the SEC for guidance. The footnotes of that fee table indicate that the Insignia Macro Fund invests through swap agreements in underlying funds managed by commodity trading advisors that charge management and performance fees which are embedded costs of the swap agreements. Causeway Global Absolute Return Fund does not use swaps to invest in underlying funds that charge management or performance fees, but rather only uses swaps to obtain exposures to equity securities in individual operating companies. Accordingly, the Trust does not believe that there are any such “embedded costs” that can or should be disclosed in the prospectus fee table.

During the staff review process after Causeway Global Absolute Return Fund made its initial N-1A filing, the disclosure examiner raised a similar question, and the Fund provided a similar response. The staff permitted the Fund’s registration to go effective.

SEC Comment 9

In the certifications pursuant to Section 906, the Trust should include the title of each of the certifying officers under the signature line.

Trust Response to Comment 9

The Trust agrees, and beginning with the semi-annual report as of March 31, 2014, the Trust will include the title of each certifying officer in the certifications pursuant to Section 906.

Please contact Michael Lawson at (610) 676-3429 if you have any questions or comments.

Very truly yours,

/s/ Michael Lawson
Michael Lawson
Treasurer

cc:	Turner Swan

Gracie V. Fermelia

James F. Volk